EXHIBIT 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

Elan Announces Dosing of First Patient in Phase 2 Trial of ELND005 (Scyllo-inositol) in Bipolar Disorder

Dublin, Ireland – August 29, 2012 - Elan Corporation, plc (NYSE:ELN) today announced that it has commenced a Phase 2, placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder (BPD 1) to delay the time to occurrence of mood episodes.  The first patient has been dosed in the study.

Bipolar I Disorder (BPD 1) is a severe form of BPD, also commonly known as manic depressive illness.  It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function.  BPD is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between.  The periods of highs and lows are called episodes of mania and depression.  BPD is also associated with increased cardiovascular morbidity and suicide risk. The US and EU population of BPD patients is estimated at approximately 3.5 million.

Information on the protocol for ELND005-BPD201 can be found at http://clinicaltrials.gov/

With the first patient now dosed in a Phase 2 trial, Transition Therapeutics Inc will receive a one time clinical milestone payment of $11 million.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005.) These statements are based on Elan's current beliefs and expectations. ELND005 may not be successfully developed or commercialized. Factors which could cause actual results to differ materially from Elan's current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, Elan fails to receive regulatory approval to undertake additional clinical trials, the results from Phase 1 and 2 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in  later clinical trials, the patent with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, or Elan encounters other delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Elan's drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc